Filed Pursuant To Rule 424(b)(3)

Registration No. 333-83861

Prospectus Supplement to Prospectus dated August 9, 1999

Boston Properties, Inc.

16,796,118 Shares of Common Stock

Unless the context otherwise requires, all references to “we,” “us” or “our company” in this prospectus supplement refer collectively to Boston Properties, Inc., a Delaware real estate investment trust, and its subsidiaries, including Boston Properties Limited Partnership, a Delaware limited partnership, and their respective predecessor entities for the applicable periods, considered as a single enterprise.

This prospectus supplement updates the prospectus dated August 9, 1999, as amended by the prospectus supplement dated December 28, 1999, relating to the offer for sale of up to an aggregate of 16,796,118 shares of common stock of Boston Properties, Inc. by the selling stockholders identified in the prospectus, and the prospectus supplement, and any of their pledgees, donees, transferees or other successors in interest. The selling stockholders may only offer the common stock for sale if they exercise their rights to tender their common units for cash, and we exercise our right to issue common stock to them instead of cash.

We are providing this prospectus supplement to update the table under the caption “The Selling Stockholders,” in the prospectus dated August 9, 1999, as amended by the prospectus supplement dated December 28, 1999. The following updated information is based upon information provided to us by the selling stockholders and is accurate to the best of our knowledge as of April 29, 2003. Unless we indicate otherwise, the information in this prospectus supplement is as of April 29, 2003.

Name	Common Stock Beneficially Owned as of April 29, 2003(1)	Units Beneficially Owned as of April 29, 2003(2)	Common Stock Offered Hereby(3)	Common Stock and Units to be Owned After Offering(4)

Edward H. Linde (5)	4,892,680(6)	7,144,949(7)	6,793,114	5,244,515

Linde Family Charitable Trust	131,600(8)	0	131,600	0

(1)	Does not include common stock that may be issued upon exchange of common units beneficially held as of April 29, 2003.
(2)	All units listed in this column may be exchanged, under circumstances set forth in the partnership agreement of Boston Properties Limited Partnership, for an equal number of shares of common stock. All information is as of April 29, 2003.
(3)	These shares of common stock represent the common stock that the selling stockholders may acquire upon presentation of common units for redemption. Such redemption may occur at any time after June 23, 1999.
(4)	Assumes that all shares of common stock offered by this prospectus will be sold by the selling stockholders. In the case of each selling stockholder, other than Mr. Linde, the percentage of our common stock that will be held by such selling stockholder (assuming all remaining units held by such person are presented for redemption and are exchanged for common stock) after completion of this offering will be less than one percent (1%). In the case of Mr. Linde, the percentage of common stock that will be held (assuming all remaining units held by Mr. Linde are presented for redemption and are exchanged for common stock) after completion of this offering will be 5.27%. The total number of shares of common stock outstanding used in calculating such percentage (i) is based on the total number of shares of common stock outstanding as of April 29, 2003 (96,069,188 shares) and (ii) assumes that none of the remaining units held by other persons are exchanged for common stock.
(5)	Mr. Linde co-founded our predecessor company in 1970. He has served as our President and Chief Executive Officer, and has been a member of our board of directors, since June 23, 1997.
(6)	Includes 1,070,171 shares of common stock held directly, 29,000 shares of common stock held through a trust and 1,986,667 currently exercisable stock options. Also includes 1,806,842 shares of common stock held by The MBZ Charitable Remainder Unitrust, of which Mr. Linde serves as sole trustee.
(7)	Includes 5,693,083 common units held directly and 46,474 common units held by limited partnerships. Also includes 1,405,392 common units held by The MBZ 1996 Trust, of which Mr. Linde serves as sole trustee.
(8)	Voting and investment decisions with respect to these shares are made by a vote of the trustees of this trust who are: Mr. Linde, Mr. Linde’s wife, Mr. Linde’s son (Douglas T. Linde, who is our Senior Vice President, Chief Financial Officer and Treasurer) and daughter-in-law and Mr. Linde’s daughter and son-in-law.

This prospectus supplement is not complete without the prospectus dated August 9, 1999, and the prospectus supplement dated December 28, 1999, and we have not authorized anyone to deliver or use this prospectus supplement without the prospectus.

The date of this prospectus supplement is May 1, 2003.